Exhibit 99.1

GasLog Partners LP Announces Chief Executive Officer and Directors Transition

Piraeus, Greece — August 5, 2020 — GasLog Ltd. (“GasLog”) (NYSE: GLOG) and GasLog Partners LP (“GasLog Partners” or the “Partnership” and together with GasLog, the “Group”) (NYSE: GLOP) announced today senior management and board of director changes. Following the Group’s decision to base its senior management in Greece, Andy Orekar has decided not to relocate and will therefore step down from his position as the Partnership’s Chief Executive Officer (“CEO”) on September 15, 2020. The board of directors of GasLog Partners (the “Board”) has appointed Paul Wogan, currently CEO and Director of GasLog, as CEO of the Partnership, effective September 16, 2020.

In addition, GasLog Partners announced changes to the Board. Michael Gialouris, Pamela Gibson, Peter Livanos and Andy Orekar will step down as Directors of the Partnership, effective immediately. GasLog has appointed Julian Metherell, currently a Director of GasLog, and Paul Wogan as Directors of the Partnership, and Julian Metherell will also become a member of the Audit Committee. Following these changes, the Board will be reduced in size to five from seven directors.

Today’s announcements will result in the closing of the Group’s Stamford office and, in conjunction with the relocation of the Partnership’s CEO role to Greece and Board size reduction, are expected to generate a total annualized net cost savings of approximately $3.0 million beginning in 2021. The Head of Investor Relations for the Group, Joseph Nelson, will continue to be based in the US.

Andy Orekar said, “Leading GasLog Partners as CEO from its initial public offering and helping grow the Partnership from three to 15 LNG carriers has been an extraordinary honor. It has been immensely rewarding to support GasLog’s growth into what today is the leading independent LNG shipping company with an outstanding management team. I want to thank Curt and Peter for their inspiration and trust, and I wish Paul continued success in his expanded role.”

Curt Anastasio, Chairman of GasLog Partners, said, “Andy’s tenure at GasLog began at the inception of GasLog Partners nearly seven years ago, and was marked by many notable accomplishments. He has been a strong leader and strategic thinker as the Partnership’s CEO during a period of challenging industry and financial market conditions. I would like to thank Andy as well as Michael, Pamela and Peter for their many contributions as Directors of GasLog Partners.”

Peter Livanos, Chairman of GasLog, said, “The growth of the Group’s fleet to 35 vessels today simply would not have been possible without the significant equity capital raised by GasLog Partners, all achieved under the exceptional leadership of Andy as the Partnership’s CEO. I wish him well and continued success in his future endeavors.”

In connection with the Board changes, the Board has approved an amendment to the Partnership’s Sixth Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”) that (1) decreases the number of directors from seven to five, and (2) provides that the Board shall consist of three Appointed Directors (rather than four as provided under the current Partnership Agreement) and two Elected Directors (rather than three).

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 35 LNG carriers. Of these vessels, 19 (15 on the water and four on order) are owned by GasLog, one has been sold to a subsidiary of Mitsui Co. Ltd. and leased back by GasLog under a long-term bareboat charter and the remaining 15 LNG carriers are owned by the Company’s subsidiary, GasLog Partners LP. GasLog’s principal executive offices are at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog’s website at http://www.gaslogltd.com.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners’ principal executive offices are located at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog Partners’ website at http://www.gaslogmlp.com.